Exhibit 99.1

Webus International Launches XRP Token and Ripple USD (RLUSD) Stablecoin Payments on Its Wetour Platform,

Accelerating “Global Mobility × Crypto” Settlement

HANGZHOU, China, August 8, 2025 (GLOBE NEWSWIRE) — Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced that its Wetour mobile web platform has launched XRP token and Ripple USD (RLUSD) stablecoin payment support. Travelers can now use XRP token and RLUSD to obtain product vouchers and promotional coupons, with each crypto transaction automatically bound to the user’s account benefits and activity profile. The upgrade delivers faster checkout and lower-friction settlement across Wetour’s premium chauffeur, charter, and curated experience categories.

“Bringing XRP token and RLUSD to Wetour’s mobile web streamlines checkout and immediately credits vouchers or coupons to the traveler’s account,” said Nan Zheng, Chief Executive Officer of Webus, “Crucially, XRP token- or RLUSD-based activity now ties directly to users’ benefit tiers and targeted promotions, aligning crypto adoption with tangible, day-to-day value.”

Availability & compliance

The feature is available in eligible jurisdictions and will expand in phases. Use is subject to local laws, KYC/AML requirements, and Wetour voucher/coupon terms. Digital assets (including XRP token and Ripple USD stablecoin) can be volatile; users should evaluate risks and local regulations before transacting.

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through an innovative Mobility-as-a-Service (MaaS) model, Webus delivers personalized transportation experiences with an extensive fleet of luxury vehicles and professional chauffeurs.

The Company’s flagship brand Wetour offers airport transfers, intercity transportation, private guided tours, and luxury-chartered services for leisure and business travelers.

For more information, please visit https://ir.wetourglobal.com or https://www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the availability, functionality and geographic rollout of XRP payments on Wetour; potential benefits of crypto-enabled settlement; user adoption; regulatory approvals and compliance; and the Company’s digital-asset management framework. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, technology integration timelines, and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), available at www.sec.gov. The Company undertakes no obligation to update forward-looking statements except as required by law. This release does not constitute an offer to sell or the solicitation of an offer to buy any security or digital asset.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip